8, 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Robert McFarlane	Telephone 604.697.8010
Executive Vice President & Chief Financial Officer	Facsimile 604.435.5579
robert.mcfarlane@telus.com

July 23, 2009

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Dear Sir:

Re:	TELUS Corporation
Form 40-F for the year ended December 31, 2008
File No. 001-15144

I write to acknowledge receipt of your letter dated July 10, 2009 regarding the above filing.

We are in the midst of preparing Q2 financial results and need more time to duly consider and respond to your comments.  Accordingly, we request an extension until August 10, 2009 to provide our response.  Please advise if that is not acceptable.

Please do not hesitate to contact me, or Audrey Ho, our Senior Vice-President & Chief General Counsel (604-697-8017), should you have any questions or further comments.

Yours truly,
TELUS Corporation

/s/ Robert G. McFarlane
Robert G. McFarlane
EVP & Chief Financial Officer

c.c.	Audrey Ho, SVP & Chief General Counsel. TELUS Corporation
Terry French, Accountant Branch Chief, SEC
Paul Monsour, Staff Accountant, SEC